UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 3 — Final Amendment)

Aegis Communications Group, Inc.

(Name of the Issuer)

WORLD FOCUS

(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

00760B 105

(CUSIP Number of Class of Securities)

Uday Gujadhur	Perry A. Pappas, Esq.
World Focus	Morrison Cohen LLP
ACG Acquisition, Inc.	909 Third Avenue
145 East 48th Street, 36th Floor	New York, New York 10022
New York, NY 10017	(212) 735-8680 Phone
(212) 758-5520 Phone	(212) 735-8708 Fax
(212) 758-5860 Fax

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,291,494.55	$352.19

*                    Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of 59,220,011 shares of common stock, par value $0.01 per share, of Aegis Communications Group, Inc. at a price of $0.05 per share and 29,778 shares of Series B Preferred Stock, par value $0.01 per share, of Aegis Communications Group, Inc. at a price of $3.60 per share, plus all accrued and unpaid dividends thereon.  Such number of shares represents the sum of 1,147,217,086 shares of Aegis common stock outstanding as of September 18, 2006 less the 1,087,997,075 shares of Aegis common stock already beneficially owned by World Focus and 29,778 shares of Aegis Series B Preferred Stock outstanding as of September 18, 2006 less the zero shares of Aegis Series B Preferred Stock already beneficially owned by World Focus.

**             Calculated as $107 per $1 million of the transaction value (minimum filing fee).

☒             Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $352.19

Form or Registration No.:  Schedule 13E-3 (File No. 005-47813)

Filing Party:  World Focus and ACG Acquisition, Inc.

Date Filed:  September 19, 2006

This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 originally filed on September 19, 2006 by World Focus and ACG Acquisition, Inc. (“ACG Acquisition”), and as subsequently amended on October 16, 2006 by Amendment No. 1 thereto and on October 30, 2006 by Amendment No. 2 thereto.  ACG Acquisition, Inc. is not a filing person to this final amendment as it was merged with and into Aegis Communications Group, Inc. (“Aegis”) in the short-form merger that was described in the original Transaction Statement, as subsequently amended.  All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the original Transaction Statement, as amended.

The short-form merger of ACG Acquisition with and into Aegis pursuant to Section 253 of the Delaware General Corporation Law became effective on November 3, 2006.  Aegis is the corporation surviving the short-form merger and as a result of the merger is now a privately held wholly owned subsidiary of World Focus.

In the short-form merger, (i) each share of common stock of Aegis (other than shares of common stock held in treasury or by World Focus or by any subsidiary of World Focus (including ACG Acquisition), all of which were canceled, and other than shares of common stock, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) was converted into the right to receive cash in the amount of $0.05 per share upon surrender of the certificates representing such shares, without interest, and (ii) each share of Series B Preferred Stock of Aegis (other than shares of Series B Preferred Stock held in treasury and shares of Series B Preferred Stock, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) was converted into the right to receive cash in the amount of $3.60 per share, plus accrued and unpaid dividends, upon surrender of the certificates representing such shares.  Notices of Merger and Appraisal Rights, Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing shares of common stock of Aegis will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 3, 2006

WORLD FOCUS

By:	/s/ Uday Gujadhur
Name:	Uday Gujadhur
Title:	Authorized Signatory